02 NOV -5 AM 8:49

unaxis

making IT possible

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055851

Tel. Nr. Filing desk 202 942 80 50

Date October 30, 2002
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

82-34643

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

P

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

J. Lioliou

Jasmin Lioliou
Corporate Communications

dlw 11/14

Enclosure

- **Media Release, 3rd Quarter Media Information**

unaxis
making IT possible

Media Information

3rd Quarter 2002: Unaxis asserts itself in a weak marketplace – Sales hold steady relative to previous quarter – Decrease in orders received after good previous quarter – Unaxis well positioned for 2003

Pfäffikon, October 29, 2002 – 3rd-quarter corporate **sales**[1] of CHF 373 million were virtually identical to the previous quarter (2002 2nd quarter: CHF 379 million). Following a strong previous quarter, market conditions led to a 32 percent decrease in corporate **orders received**[1], to CHF 322 million (Q2: CHF 476 million). Continued economic weakness was noticeable in all segments. The IT divisions in particular experienced a shortage in volume investments, as a result of continuing over-capacity and falling consumer demand for IT products.

Segment Information Technology:

The 3rd quarter brought a slight improvement in **sales** by the Information Technology segment[2], which rose to CHF 180 million (Q2: CHF 172 million). On the other hand, following a good previous quarter, **orders received** in the 3rd quarter of 2002 fell 47 percent to CHF 143 million (Q2: CHF 272 million). While technology purchases led to orders received by the Semiconductors Front End division being only slightly down on the previous quarter, it was not possible to maintain the pleasing level of orders received by the Semiconductors Back End (ESEC) and Data Storage divisions. As expected, no larger-scale orders were received by the Displays division. Meanwhile, thanks to major orders in the Projection Displays area, the Optics division can look back on its best quarter of the financial year to date. At Data Storage, earlier substantial development costs showed a pleasing payback in the form of market acceptance for the changeover from coating modules to entire lines.

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[1] On a comparable basis, i.e. excluding business activities sold in 2001 (Decorative Coating, Leybold Optics, Hapsite, Contraves Inc., USA) and sold in 2002 (Materials).

[2] On a comparable basis, i.e. excluding the business activity Materials sold in 2002.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com